UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Longboard Pharmaceuticals, Inc.

(Name of Issuer)

Voting Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54300N103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: HBM Healthcare Investments (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands, British West Indies
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,345,009 (1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,345,009 (1)

	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,345,009 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.99% (2)

12.	Type of Reporting Person (See Instructions): CO

(1) See Item 4.

(2) Based on 13,585,950 shares of the Issuer’s Common Stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 3, 2022.

Item 1.	(a).	Name of Issuer: Longboard Pharmaceuticals, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 6154 Nancy Ridge Drive San Diego, California 92121

Item 2(a).		Name of Person Filing: HBM Healthcare Investments (Cayman) Ltd.

Item 2(b).		Address of Principal Business Office: Governors Square Suite #4-212-2 23 Lime Tree Bay Avenue West Bay Grand Cayman, Cayman Islands

Item 2(c).		Citizenship: Cayman Islands, British West Indies

Item 2(d).	Title of Class of Securities: Voting Common Stock, par value $0.0001

Item 2(e).		CUSIP Number: 54300N103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1,345,009 (1)
	(b)	Percent of class: 9.99% (2)
	(c)	Number of shares as to which the Reporting Person has:
		(i)	Sole power to vote or to direct the vote: 1,345,009 (1)
		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 1,345,009 (1)
		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(1)

Includes (i) 1,091,796 shares of Voting Common Stock, par value $0.0001 per share, of the Issuer (“Voting Common Stock”) held by HBM Healthcare Investments (Cayman) Ltd. (“HBM Healthcare”) and (ii) 253,213 shares of Non-Voting Common Stock, par value $0.0001 per share, of the Issuer (“Non-Voting Common Stock”) held by HBM Healthcare, which shares of Non-Voting Common Stock HBM Healthcare has the right to convert into an equal number of shares of Voting Common Stock at its election in the next 60 days. Excludes 478,187 shares of Non-Voting Common Stock held by HBM Healthcare, as HBM Healthcare does not presently, and will not within the next 60 days, have the right to acquire Voting Common Stock in respect of such shares of Non-Voting Common Stock due to a limitation on beneficial ownership of Voting Common Stock (i.e., not to exceed 9.99% of the outstanding Voting Common Stock) set forth in the Issuer’s Amended and Restated Certificate of Incorporation.

Voting and investment power over the shares held by HBM Healthcare is exercised by the board of directors of HBM Healthcare (the “Board”). The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D. and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

(1) Based on 13,585,950 shares of the Issuer’s Common Stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 3, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

By:	/s/ Jean-Marc LeSieur
Name:	Jean-Marc LeSieur
Title:	Managing Director

SIGNATURE PAGE TO SCHEDULE 13G AMENDMENT NO. 1 (LONGBOARD PHARMACEUTICALS, INC.)